July 5, 2019

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, D.C. 20549-4561

Attn: Kathryn Jacobson
Robert Littlepage

Re: Aviat Networks, Inc.
10-K for the Year Ended June 30, 2018
Filed August 28, 2018
Form 10-Q for the Quarter Ended March 29, 2019
Filed May 13, 2019
File No. 001-33278

Ladies and Gentlemen:

Aviat Networks, Inc. (”Aviat”, “Company”, “we”, or “us”) has received the comment letter dated June 25, 2019 from the staff of the Division of Corporation Finance (“Staff”), and below is our response to the Staff’s comment. For ease of reference, we have recited the Staff’s comment in italicized, bold type and have followed the comment with the Company’s response.

Form 10-Q for the Quarter Ended March 29, 2019

Note 3. Revenue Recognition, page 13

1.
We note under bill-and-hold arrangements, customers can direct the use of the bill-and-hold inventory for which you retain physical possession and thus, "transfer of control has been met." Please explain to us how you applied the guidance in ASC 606-10-25-30 in concluding that a customer has obtained control in a bill-and-hold arrangement. Additionally, in your assessment of transfer of control, tell us how each of the criteria under ASC 606-10-55-83 has been met.

Below is a brief background in relation to the Company’s customer arrangements subject to bill-and-hold, followed by our response to the accounting guidance referenced in the Staff’s comment.
Background
We respectfully advise the Staff, Aviat has two customers for which it recognizes revenue on a bill-and-hold basis under ASC 606: one in Asia (“Customer G”) and one in Africa (“Customer M”).
Customer G is a major provider of telecommunication services in the Philippines. To manage its supply chain related to telecommunications equipment, Customer G has established terms such that equipment it purchases from Aviat is warehoused in a facility managed by Aviat in Manila, Philippines for the convenience of Customer G. The master agreement signed by Customer G outlines certain key terms and the individual POs that are issued by Customer G to Aviat, references the master agreement. Once a Purchase Order (“PO”) is fulfilled by Aviat, the shipment of the equipment is into an Aviat-controlled warehouse in Manila,

Philippines where it is then directed to sites to be installed throughout the Philippines, at the discretion of Customer G.
Customer M is a major provider of telecommunication services in South Africa. To manage its supply chain related to telecommunications equipment, Customer M has established terms such that equipment it purchases from Aviat is warehoused in a facility managed by Aviat in Johannesburg, South Africa for the convenience of Customer M. The master agreement signed by Customer M outlines certain key terms and the individual POs that are issued by Customer M to Aviat, references the master agreement. Once a PO is fulfilled by Aviat, the shipment of the equipment is into an Aviat-controlled warehouse in Johannesburg, South Africa where it is then directed to sites to be installed throughout South Africa, at the discretion of Customer M.

Response to Staff’s Comment

The Company has addressed the applicable guidance in accordance with ASC 606-10-25-30 and ASC 606-10-55-83 as follows:

606-10-25-30	Customer G	Customer M
(a)    The entity has a present right to payment for the asset – If a customer presently is obligated to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange.

Aviat has the contractual right to payment for 50% of the equipment value upon delivery to the bill-and-hold warehouse (DAP “delivered at place” Vendor’s warehouse in Manila). Aviat has the contractual right to payment for the remaining 50% after the equipment has been installed and acceptance received at one of Customer G’s sites.

Per Paragraph BC148 of ASU 2014-09, the Board rejected specifying a right to payment as the overarching criteria in determining if revenue can be recognized. It was noted the core revenue recognition principle is determining if control has been transferred to the customer. Further, the acceptance is considered a formality (perfunctory) (see discussion below).

Aviat has the contractual right to payment for 100% of the equipment value upon delivery to South Africa (DDP “incoterm upon delivery” Johannesburg). Therefore, Aviat has the contractual right to payment prior to the inventory arriving at the bill-and-hold warehouse.

(b)    The customer has legal title to the asset – Legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset.
Legal title to the equipment passes to Customer G when it arrives at the bill-and-hold warehouse (DAP, Aviat’s warehouse in Manila).
Legal title to the equipment passes to Customer M when Customer M takes delivery of the equipment in accordance with Incoterm 2010 (DDP Johannesburg, South Africa). Therefore, legal title to the equipment passes to Customer M upon arriving at the bill-and-hold warehouse.

(c)    The entity has transferred physical possession of the asset - The customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. Paragraphs 606-10-55-66 through 55-78, 606-10-55-79 through 55-80, 606-10-55-79 through 55-80, and 606-10-55-81 through 55-84 provide guidance on accounting for repurchase agreements, consignment arrangements, and bill-and-hold arrangements, respectively.

Aviat and Customer G entered into a separate warehousing services agreement which is a separate performance obligation to store Customer G’s equipment in the bill-and-hold warehouse. While the equipment is in the bill-and-hold warehouse, the control to direct where the equipment is being deployed to a site resides with Customer G. Please see further discussion under ASC 606-10-55-83 (c) below.

Aviat and Customer M entered into a separate warehousing services agreement which is a separate performance obligation to store Customer M’s equipment in the bill-and-hold warehouse. While the equipment is in the bill-and-hold warehouse, the control to direct where the equipment is being deployed to a site resides with Customer M. Please see further discussion under ASC 606-10-55-83 (c) below.

(d)    The customer has the significant risks and rewards of ownership of the asset – The transfer of the significant risks and rewards of ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset.

Legal title of the equipment passes to Customer G at Manila Warehouse (DAP Manila); therefore, the customer has the risks and rewards of ownership as in accordance with ASC 606-10-25-25 it can: a) use the equipment to settle liabilities, b) sell or exchange the equipment with a third party or c) pledge the equipment to secure a loan. Aviat’s creditors would have no claim to this inventory at the point Customer G obtained title to the equipment. Warehousing service is a separate performance obligation which Aviat bills the customer separately and is excluded from the analysis as per the guidance prescribed. Customer G has discretion over the sites to which the equipment is delivered and installed and therefore has the ability to direct the use of the equipment.

Legal title of the equipment passes to Customer M upon arriving at the bill-and-hold warehouse (DDP Johannesburg, South Africa); therefore, the customer has the risks and rewards of ownership as in accordance with ASC 606-10-25-25 it can: a) use the equipment to settle liabilities, b) sell or exchange the equipment with a third party or c) pledge the equipment to secure a loan. Aviat’s creditors would have no claim to this inventory at the point Customer M obtained title to the equipment. Warehousing service is a separate performance obligation which Aviat bills the customer separately and is excluded from the analysis as per the guidance prescribed. Customer M has discretion over the sites to which the equipment is delivered and installed and therefore has the ability to direct the use of the equipment.

(e)    The customer has accepted the asset – The customer’s acceptance of an asset may indicate it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs 606-10-55-85 through 55-88.

Acceptance of the equipment is related to Aviat’s specified performance criteria. Acceptance tests are conducted to ensure there are no interoperability issues with the equipment (e.g., correct frequency to ensure operability within Customer G’s network). This has historically been demonstrated prior to shipment to the bill-and-hold warehouse.

Acceptance is therefore determined to be a formality in accordance with ASC 606-10-55-86 as the equipment is built specifically to the proof of concept agreed to by Customer G. We have not experienced any significant requests for return or exchange for the equipment based on our history with Customer G. Customer G has been a customer since 2014.

Acceptance of the equipment is related to Aviat’s specified performance criteria. Acceptance tests are conducted to ensure there are no interoperability issues with the equipment (e.g., correct frequency to ensure operability within Customer M’s network). This has historically been demonstrated prior to shipment to the bill-and-hold warehouse.

Acceptance is therefore determined to be a formality in accordance with ASC 606-10-55-86 as the equipment is built specifically to the proof of concept agreed to by Customer M. We have not experienced any significant requests for return or exchange for the equipment based on our history with Customer M. Customer M has been a customer since 2015.

Conclusion for Customer G
Based on the review of the five control indicators of ASC 606-10-25-30 above, the only indicator that does not point to control transfer at the Manila warehouse is physical possession of the equipment while Aviat provides the warehousing services. However, warehousing of the equipment at the bill-and-hold warehouse is for the convenience of Customer G, which has the ability to direct the use of the equipment once it arrives at the warehouse. Therefore, we believe the criteria for control transfer to customer G are met in accordance with ASC 606-10-25-30.
Conclusion for Customer M
Based on the review of the five control indicators of ASC 606-10-25-30 above, the only indicators that do not point to control transfer at the Johannesburg warehouse is physical possession. However, warehousing of the equipment at the bill-and-hold warehouse is for the convenience of Customer M, which has the ability to direct the use of equipment once it arrives at the warehouse. Therefore, we believe the criteria for control transfer to customer M are met in accordance with ASC 606-10-25-30.
As ASC 606-10-25-30(c) has not be met for Customer G or M, we then assess if the bill-and-hold criteria are met under 606-10-55-83 (point 2 of comment):

In addition to applying the guidance in paragraph 606-10-25-30, for a customer to have obtained control of a product in a bill-and-hold arrangement, all of the following criteria must be met:

606-10-55-83	Customer G	Customer M
(a) The reason for the bill-and-hold arrangement must be substantive (for example, the customer has requested the arrangement).
Customer G has requested this arrangement as they require a physical warehouse to store the equipment prior to installation at their various sites. The warehousing arrangement allows the customer to have Aviat manage their inventory and to reduce lead time.

Customer M has requested this arrangement as they require a physical warehouse to store the equipment prior to installation at their various sites. The warehousing arrangement allows the customer to have Aviat manage their inventory and to reduce lead time.

(b) The product must be identified separately as belonging to the customer.	The bill-and-hold warehouse space is dedicated to Customer G; therefore, there is no equipment for other customers in this space.	The bill-and-hold warehouse space is dedicated to Customer M; therefore, there is no equipment for other customers in this space.
(c) The product currently must be ready for physical transfer to the customer.	No work is performed on the equipment at the bill-and-hold warehouse; therefore, the equipment is ready to be deployed to one of Customer G’s sites for installation at the discretion of Customer G.	No work is performed on the equipment at the bill-and-hold warehouse; therefore, the equipment is ready to be deployed to one of Customer M’s sites for installation at the discretion of Customer M.
(d) The entity cannot have the ability to use the product or to direct it to another customer.	Aviat cannot use the equipment or direct it to another customer because it no longer has title to the equipment. Customer G directs where the equipment in the warehouse should be deployed.	Aviat cannot use the equipment or direct it to another customer because it no longer has title to the equipment. Customer M directs where the equipment in the warehouse should be deployed.

Conclusion for Customer G and M
All criteria for Customer G and Customer M are met above in accordance with ASC 606-10-55-83.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments about our responses, please contact Eric Chang, Principal Accounting Officer at (408) 941-7124 or eric.chang@aviatnet.com or myself at (408) 941-7107 or stan.gallagher@aviatnet.com.

Sincerely,

/s/ Walter Stanley Gallagher, Jr.
Walter Stanley Gallagher, Jr.
Chief Operating Officer and Principal Financial Officer
Aviat Networks

cc:	Audit Committee of the Board of Directors of Aviat Networks
Slade Fester, BDO USA, LLP Adam Finerman, Olshan Frome, Wolosky LLP